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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                          -----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             BOSTON TECHNOLOGY, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457472 10 8
                    -----------------------------------------
                                 (CUSIP Number)

                            Rafael Robles Miaja, Esq.
                     Franck, Galicia, Duclaud, y Robles S.C.
                                  Torre Optima
                     Avenida de las Palmas No. 405 - piso 3
                            Col. Lomas de Chapultepec
                                11000 Mexico D.F.


                          Telephone:  011-52-5-540-9200

                                    Copy to:

                            Alfred J. Ross, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                         New York, New York  10022-6069
                            Telephone:  (212) 848-7058
             --------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 November 29, l996
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                         (Continued on following pages)


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CUSIP         457472 10 8                   Page   2 of   8  Pages
        -----------------                        ---    ---


     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1

     Orient Star Holdings

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            (b)
  2


     SEC USE ONLY

  3

     SOURCE OF FUNDS
  4
     WC

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

  5

     CITIZENSHIP OR PLACE OF ORGANIZATION

  6  Cayman Islands

                          SOLE VOTING POWER
                       7

                          SHARED VOTING POWER
   NUMBER OF SHARES    8
                          1,530,200
  BENEFICIALLY OWNED
                          SOLE DISPOSITIVE POWER
                       9
  BY EACH REPORTING

                          SHARED DISPOSITIVE POWER
                      10
                          1,530,200

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
     1,530,200

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
     6.04%

     TYPE OF REPORTING PERSON
  14
     CO

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CUSIP         457472 10 8                   Page   3 of  8   Pages
        ------------------                       ----   ---

     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1

     Carso Global Telecom, S.A. de C.V.

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            (b)
  2


     SEC USE ONLY
  3

     SOURCE OF FUNDS
  4
     WC

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
  5

     CITIZENSHIP OR PLACE OF ORGANIZATION

  6  Mexico

                         SOLE VOTING POWER
                      7

                         SHARED VOTING POWER
  NUMBER OF SHARES    8
                         1,530,200
 BENEFICIALLY OWNED
                         SOLE DISPOSITIVE POWER
                      9
  BY EACH REPORTING

                         SHARED DISPOSITIVE POWER
                     10
                         1,530,200

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11
     1,530,200

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  12

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13
     6.04%

     TYPE OF REPORTING PERSON

  14
     HC


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Item 1.   Security and Issuer.

          This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on July 31, 1996, as amended by Amendment No. 1 on August 30, 1996, by Orient Star Holdings ("Orient Star") and Carso Global Telecom, S.A. de C.V. ("CGT"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.001 per share (the "Common Stock"), of Boston Technology, Inc. (the "Issuer"). The Issuer is a corporation organized under the laws of the state of Delaware, and has its principal executive offices located at 100 Quannapowitt Parkway, Wakefield, Massachusetts, 01880.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is amended to read in its entirety as follows:

          "As a result of the transactions listed in Schedule C, and as of the date hereof, Orient Star is the direct beneficial owner of 1,530,200 shares of Common Stock (the "Shares"). The aggregate purchase price of the Shares was $21,407,498.

          "The source of funds for the purchases of the Shares made by Orient Star was working capital."


Item 5.  Interest in Securities of the Issuer.

          Item 5 is amended as follows:

          (a) All references to "7.36%" are deleted and replaced in each instance by "6.04%".

          (b) All references to "1,837,000 shares" are deleted and replaced in each instance by "1,530,200 shares".



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                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1996       ORIENT STAR HOLDINGS



                              By  /s/ Patrick Slim Domit
                                --------------------------------------------
                                Name:  Patrick Slim Domit
                                Title: Director





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                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1996       CARSO GLOBAL TELECOM, S.A. DE C.V.



                              By  /s/ Eduardo Valdes Acra
                                --------------------------------------------
                                Name:  Eduardo Valdes Acra
                                Title: Director







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                                                                      Schedule C



DATE OF PURCHASE OR SALE   NUMBER OF SHARES    NET PRICE PER SHARE
------------------------   ----------------    -------------------

      June 4, 1996           2,500               $17.7500

      June 7, 1996           5,000               17.3750

      June 21, 1996         30,000               16.5000

      June 24, 1996         15,000               16.3750

      June 25, 1996         10,000               16.5625

      June 26, 1996         30,000               16.2000

      June 27, 1996         13,000               16.3365

      June 28, 1996          5,000               16.8750

      July 1, 1996          10,000               16.9750

      July 2, 1996          10,000               16.8750

      July 3, 1996          30,000               17.1250

      July 5, 1996          30,000               16.5625

      July 8, 1996          28,000               16.4554

      July 10, 1996         35,000               15.5357

      July 22, 1996         50,000               14.0000

      July 23, 1996         50,000               13.8600

      July 24, 1996         80,000               13.3500

      July 25, 1996         75,000               13.7500

      July 26, 1996         30,000               13.7917

      July 29, 1996         20,000               13.7500

      July 30, 1996         40,000               13.6719

      July 31, 1996         50,000               13.6500

      August 1, 1996        65,000               14.0769

      August 2, 1996        35,000               14.6836

      August 7, 1996        10,000               15.5000

      August 8, 1996        10,000               15.5000

      August 9, 1996        15,000               15.4170

      August 12, 1996       20,000               15.5000

      August 14, 1996       20,000               15.0000

      August 28, 1996       12,000               15.3750

      August 29, 1996       20,000               15.3750

      August 30, 1996       16,100               15.3750

      September 5, 1996     26,100               14.7325

      September 25, 1996     6,000               13.3750

      October 17, 1996     -50,000               15.8875

      October 18, 1996     -55,000               15.8750

      November 5, 1996     -20,000               15.8750

      November 14, 1996    -20,000               18.7500

      November 15, 1996    -45,000               18.7500

      November 18, 1996   -100,000               16.8825

      November 27, 1996     -5,000               19.6250

      November 29, 1996    -60,000               18.8625